EXHIBIT 12.2
PROLOGIS
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED SHARE DIVIDENDS
(Dollar amounts in thousands)

	Six Months Ended
	June 30,		Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
Earnings from continuing operations	$167,919	$126,004	$233,428	$248,406	$247,273	$126,435	$212,713

Add:

Interest Expense	71,485	77,314	153,334	155,475	152,958	163,629	172,191

Earnings, as Adjusted	$239,404	$203,318	$386,762	$403,881	$400,231	$290,064	$384,904

Combined Fixed Charges and Preferred Share Dividends:

Interest Expense	$71,485	$77,314	$153,334	$155,475	$152,958	$163,629	$172,191

Capitalized Interest	27,581	16,686	37,388	36,425	30,534	24,276	18,549

Total Fixed Charges	99,066	94,000	190,722	191,900	183,492	187,905	190,740

Preferred Share Dividends	12,708	13,038	25,746	30,485	32,715	37,309	56,763

Combined Fixed Charges and Preferred Share Dividends	$111,774	$107,038	$216,468	$222,385	$216,207	$225,214	$247,503

Ratio of Earnings, as Adjusted to Combined Fixed Charges and Preferred Share Dividends	2.1	1.9	1.8	1.8	1.9	1.3	1.6

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